February 18, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SunPower Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended January 3, 2016, which was filed with the Securities and Exchange Commission on February 18, 2016.

Respectfully submitted,

SUNPOWER CORPORATION

/S/ LISA BODENSTEINER
Lisa Bodensteiner
Executive Vice President and General Counsel

SunPower Corporation · 77 Rio Robles · San Jose, CA 95134 · Phone: 408-240-5500
http://www.sunpowercorp.com